11020150

DOE 3/16

SEC Mail
Mail Processing
Section

MAR 01 2011

Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planned Financial Programs, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville, New York 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Eisman 631-423-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kass & Jaffe, P.C.
(Name – *if individual, state last, first, middle name*)

1025 Westchester Avenue - White Plains, NY 10604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey S. Eisman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Financial Programs, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COLLEEN KOVACS
Notary Public, State of New York
No. 01KO5036849, Suffolk County
Commission Expires Dec. 12, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

PLANNED FINANCIAL PROGRAMS, INC.

DECEMBER 31, 2010

TABLE OF CONTENTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2010 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kass & Jaffe, P.C.

February 23, 2011
White Plains, New York

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash and equivalents	$ 14,866
Commissions receivable	43,187
Other current assets	3,631
Total Current Assets	61,684
PROPERTY AND EQUIPMENT, net of accumulated depreciation $1,672	0
TOTAL ASSETS	$ 61,684

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 10,324
STOCKHOLDER'S EQUITY	
Capital stock (no par value, 200 shares authorized, 100 shares issued and outstanding)	5,000
Retained earnings	46,360
TOTAL STOCKHOLDER'S EQUITY	51,360
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 61,684

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

INCOME	
Commissions	$ 266,135
Less - commission expenses	40,470
TOTAL INCOME	225,665
OPERATING EXPENSES	
Officers' salaries	110,789
Other salary	49,408
Payroll taxes and benefits	18,655
Rent	21,540
Professional fees	10,044
Postage and office	4,528
Telephone and utilities	4,211
Subscriptions and dues	4,748
Insurance	2,596
Computer expenses	800
Miscellaneous	1,401
TOTAL OPERATING EXPENSES	228,720
INCOME (LOSS) FROM OPERATIONS	(3,055)
OTHER INCOME (EXPENSES)	
Depreciation	(1,672)
Dividends and interest	25
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(4,702)
PROVISIONS FOR INCOME TAXES	
State Income Taxes	50
NET (LOSS) INCOME	(4,752)
RETAINED EARNINGS - Beginning	51,112
LESS DISTRIBUTIONS	(0)
RETAINED EARNINGS - Ending	$ 46,360

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Stockholder's equity - December 31, 2009	$ 51,112
Net income (loss) - Year ended December 31, 2010	(4,752)
Distributions	(0)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2010	$ 46,360

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (2,381)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
Depreciation	1,672
(Increase) decrease in commission receivable	(541)
Increase (decrease) in accrued expenses	4,733
TOTAL ADJUSTMENTS TO NET INCOME	5,864
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	1,112
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of property and equipment	(1,672)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(560)
CASH AND EQUIVALENTS - BEGINNING	15,426
CASH AND EQUIVALENTS - ENDING	$ 14,866

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:	
Interest	$ -0-
Taxes	$ 50

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's primary source of income is from commissions on the sale of mutual funds and variable annuities.

Use of Estimates

The Company prepares their financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Property and Equipment

Property and equipment are stated on the balance sheets at cost and do not purport to represent replacement or realizable values. Routine maintenance and repairs and minor replacement costs are charged to expense as incurred while expenditures that extend the life of these assets are capitalized. Depreciation is provided on both straight-line and accelerated methods over the estimated useful lives of these assets. Property and equipment are detailed in Note 2.

Income Taxes

The Company has elected to file its corporate income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax and only minimal State Franchise tax on its taxable income. Instead the shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Concentrations

The Company received 80% of its commissions from four brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible within one year.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consist of the following:

Computer Equipment	$ 1,672
Less: Accumulated Depreciation	(1,672)
Net	$ 0

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our report on our audit of the basic financial statements of Planned Financial Programs, Inc. for 2010 appears on page 1. That audit was made for purposes of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe P.C

White Plains, New York
February 23, 2011

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2010

Cash in banks			$ 14,866
Sundry assets			46,818
Total Assets			61,684
Less - current liabilities			(10,324)
Net capital before haircuts on securities			51,360
Haircuts			
Other securities			-0-
Undue concentration			-0-
Net Capital			51,360
Statutory net capital requirement		$ 5,000	
Aggregate indebtedness	$ 10,324		
Aggregate indebtedness net capital requirements		$ 688	
Higher of net capital requirements			(5,000)
Excess net capital			$ 46,360

See accompanying notes and independent auditors' report.